Siouxland Renewable Holdings, LLC

1501 Knox Boulevard

Jackson, NE 68743

December 30, 2019

Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
100 F Street, NE
Washington, D.C.  20002

Re:                           Siouxland Renewable Holdings, LLC

Request for Qualification of Offering Statement on Form 1-A

Filed November 15, 2019

File No. 024-11116

Ladies and Gentlemen:

Siouxland Renewable Holdings, LLC (the “Issuer”) has received notification that your office has no further comments on its Offering Statement on Form 1-A (the “Offering Statement”).  Accordingly, the Issuer hereby requests that the Offering Statement be qualified effective by 4:00 p.m. Eastern Time on December 30, 2019, or as soon thereafter as is practicable.

We hereby advise the staff of the Securities and Exchange Commission that no participant in the offering is required to clear its compensation arrangements with FINRA in connection with the offering described in the Offering Statement.

Thank you for your assistance.

Sincerely,

/s/ Nicholas Bowdish
Nicholas Bowdish, President

cc:     Steven Amen